

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2011

<u>Via Email</u>

Ghislaine St-Hilaire
President
Technologies Scan Corp.
14517 Joseph-Marc-Vermette, Mirabel
Quebec, Canada, J7J 1X2

> **Re: Technologies Scan Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 21, 2011**
> **File No. 333-173569**

Dear Ms. St-Hilaire:

We have reviewed your letter dated October 21, 2011 and the above-referenced filing, and have the following comment.

<u>Selling Security Holders, page 9</u>

1.   On the cover page of your registration statement and throughout your prospectus you state that you are registering 39,150,000 shares of common stock for sale by the selling security holders. The third column of the table on page 10, however, includes 39,250,000 shares of common stock. Please revise.

Please contact me at (202) 551-3428 with any questions. If you thereafter require further assistance, you may contact the Assistant Director, Barbara Jacobs, at (202) 551-3735.

Sincerely,

/s/ Evan S. Jacobson

Evan S. Jacobson
Attorney-Advisor

cc: <u>Via Email</u>
       Michael J. Muellerleile, Esq.
       M2 Law Professional Corporation